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SEC FILE NUMBER
8-31826

SEC Mail Processing Section
APR 21 2016
Washington DC
409

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Cetera Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 First Street South, Suite 300
(No. and Street)

St. Cloud (City) MN (State) 56301 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Paul Shelson (320) 229-3191
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

601 South Figueroa Street (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statement as of December 31, 2015, pertaining to Cetera Investment Services LLC (the "Company") is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

LINDA D. FEDDEMA
Notary Public
State of Minnesota
My Commission Expires
January 31, 2020

Mark Paul Shelson 03/31/16

Signature Date

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( )	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Cetera Investment Services LLC,

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Cetera Investment Services LLC ("the Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

April 20, 2016

PricewaterhouseCoopers LLP, 601 South Figueroa Street, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

CETERA INVESTMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents	$	12,086,981
Cash segregated under federal regulations		53,116,049
Receivable from brokers, dealers and clearing organizations		2,173,985
Receivable from customers, net of allowance of $150,000		6,042,640
Commissions receivable		5,238,422
Other receivables		7,597,439
Prepaid expenses		5,300,852
Other assets		4,063,152
TOTAL	$	95,619,520
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Payable to brokers, dealers and clearing organizations	$	166,662
Payable to customers		30,684,720
Commissions payable		18,643,433
Accounts payable and accrued expenses		4,044,453
Accrued compensation		1,523,525
Deferred credits		3,896,495
Other liabilities		2,592,486
Total liabilities		61,551,774
MEMBER'S EQUITY		34,067,746
TOTAL	$	95,619,520

The accompanying notes are an integral part of the statement of financial condition.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Investment Services LLC (the "Company") is a clearing broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage and insurance services to the public nationally through financial institutions.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of RCS Capital Corporation ("RCAP").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. As of December 31, 2015, the Company had FDIC coverage of $575,000 on its total cash and cash equivalents deposits.

Cash Segregated Under Federal Regulations

The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3 for the exclusive benefit of customers.

Receivable from and Payable to Customers

Receivables from and payables to customers include amounts related to cash and margin transactions. Customer cash receivables and payables arise from timing differences in the receipt and disbursement of customer account funds. In margin accounts, the Company extends credit to its customers to finance their purchases of securities. Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the statement of financial condition.

Commissions Receivable and Commissions Payable

Commissions receivable includes commissions from brokerage, mutual fund and direct private placement transactions, traded but not yet received. Commissions receivable also include mutual fund and annuity trailers. Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as commission revenue is accrued.

Other Receivables

Other receivables primarily consist of accrued customer account fees and accrued reimbursements and allowances from product sponsors.

Prepaid Expenses

Prepaid expenses primarily consist of unamortized conversion and recruiting allowances provided to the Company's financial institution investment programs. The allowances are intended to promote program and representative recruiting and are typically amortized over the term of the program's contract, usually 3 to 5 years.

Other Assets

As of December 31, 2015, other assets included furniture and equipment with a cost of $283,933, less accumulated depreciation of $246,959, and leasehold improvements with a cost of $1,662,322, less accumulated depreciation of $1,172,039. Furniture, equipment and leasehold improvements are depreciated using the straight-line method over their estimated useful lives of three to ten years.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file an income tax return. The Company is included with Cetera Financial's income or loss which is reported in a consolidated tax return with RCAP. The Company recognizes income tax expense in its financial statements using the separate return method and settles payable balances through a liability account with Cetera Financial. As part of the Company's tax sharing agreement with Cetera Holdings, the Company does not separately record deferred income taxes.

As of December 31, 2015, the Company determined that it had no uncertain tax positions that affected its financial position, and will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. federal tax examinations for years before 2012. See Note 5 for more information.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended December 31, 2015, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Mutual funds and unit investment trusts are fair valued by management using net asset values and are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2015 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 9,811,399	$ —	$ —	$ 9,811,399
Trading securities – recorded in other assets:				
Equity securities	23,979	—	—	23,979
Mutual funds and unit investment trusts	—	224,127	—	224,127
Other	—	7,758	—	7,758
Total trading securities	23,979	231,885	—	255,864
Total	$ 9,835,378	$ 231,885	$ —	$ 10,067,263
Liabilities:				
Other liabilities - recorded in other liabilities:				
Equity securities	$ 24,788	$ —	$ —	$ 24,788
Unit investment trusts	—	237,401	—	237,401
State and municipal government Obligations	—	40,402	—	40,402
Total	$ 24,788	$ 277,803	$ —	$ 302,591

4. SHARE-BASED COMPENSATION

RCAP Equity Plan - The RCAP Equity Plan provides for the grant of stock options, stock appreciation rights, restricted shares of Class A common stock, restricted stock units, dividend equivalent rights and other equity-based awards to individuals who are, as of the date of grant, employees of RCAP or its affiliates. Certain employees of the Company have been granted restricted shares under the RCAP Equity Plan.

5. INCOME TAXES

The Company believes that, as of December 31, 2015, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2015.

The Company files tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2012. The Company's state income tax returns are open to audit under the statute of limitations for 2011 to 2014.

The Company settles income tax payable balances through a liability account with Cetera Financial. As of December 31, 2015, outstanding income taxes payable to Cetera Financial of $110,023 were included in accounts payable and accrued expenses.

6. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees - The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan that are administered by an affiliate. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by an affiliate. Costs of the plan are allocated to the Company based on rates determined by an affiliate. The Company had no separate employee benefit plan in 2015 and relied on its affiliated company to cover all eligible employees. All benefits that were paid by an affiliate were charged back to the Company for reimbursement.

7. RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including sales volume, number of personnel, and account activity. At December 31, 2015, outstanding payables to affiliates in connection with these services of $1,801,801 were included in accounts payable and accrued expenses.

8. OFF BALANCE SHEET RISK

The Company is engaged in various trading and brokerage activities with counterparties primarily including broker-dealers, banks, direct investment programs and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty.

In the event a customer or broker fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company seeks to control the risk associated with its customer activities by requiring customers to maintain margin collateral in compliance with

various regulatory and internal guidelines. The Company monitors required margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions, when necessary.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

The Company holds securities that can potentially subject the Company to market risk. The amount of potential gain or loss depends on the securities performance and overall market activity. The Company monitors its securities positions on a monthly basis to evaluate its positions, and, if applicable, may elect to sell all or a portion to limit the loss.

9. COMMITMENTS AND CONTINGENCIES

Leases - The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. The following table shows the future annual minimum rental payments due. Future minimum payments do not include real estate taxes, insurance, common area maintenance and other costs for which the Company may be obligated.

	Year Ended December 31
2016	$ 757,677
2017	780,480
2018	598,186
Total	$ 2,136,343

Service contract - The Company has contracted for technology processing services. The following table shows the future annual minimum payments due:

	Year Ended December 31
2016	$ 2,160,000
2017	2,280,000
2018	2,400,000
2019	2,400,000
2020	2,400,000
Thereafter	2,400,000
Total	$ 14,040,000

Line of credit - As of December 31, 2015, the Company has a $50,000,000 unfunded line of credit.

Legal proceedings related to business operations - The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot reasonably estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2015, the Company had net capital of $21,560,739, which was $21,310,739 in excess of required net capital of $250,000.

11. RISKS AND UNCERTAINTIES

The ultimate parent entity of the Company, RCS Capital Corporation ("RCAP"), together with certain of its subsidiaries, filed a pre-arranged plan of reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware on January 31, 2016.

RCAP has announced that:

- The purpose of the Chapter 11 filing is to improve RCAP's balance sheet and capital structure by significantly reducing its funded debt, eliminating existing equity and unsecured liabilities and disposing of certain non-core assets.

- The RCAP-wide restructuring will be effected in two waves of filings:

    - The first wave filed on January 31, 2016 included RCAP and certain of its subsidiaries and proposed Debtor-in-Possession ("DIP") financing of $100 million which has been approved and funded. The DIP financing includes $15 million to provide funding to the non-debtor broker-dealer subsidiaries of RCAP to maintain their liquidity and capital, as well as an additional $15 million subject to lender approval, and $50 million to fund a retention program for the independent financial advisors of the non-debtor broker-dealer and registered investment advisor subsidiaries of RCAP.

    - The second wave, which commenced on March 26, 2016, consists of a streamlined "pre-packaged" bankruptcy filing for all entities which

provided guaranties to the pre-petition RCAP secured debt. This includes holding companies for the RCAP broker-dealers, including Cetera Financial, the parent of the Company, as well as certain other subsidiaries. RCAP intends that this will enable the holding company of each broker-dealer to extinguish its guaranty of RCAP's first and second lien debt. RCAP has stated that all other liabilities (i.e. allowed claims) of each entity subject to the "pre-packaged" filing will be unaffected and "ride through" the proceeding.

The Company was not included in the first wave filing and will not be included in the second wave filing. However it is uncertain what, if any, impact the bankruptcy filings of the affiliated entities, including Cetera Financial, could have on the business of the Company.

12. SUBSEQUENT EVENTS

Management evaluated activity of the Company through April 20, 2016, the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition or disclosure, other than those disclosed in Note 11.

* * * * * *